St James's Corporate Services Limited

(Registered in England)
Registration number 3566623

6 St James's Place
London SW1A 1NP

Tel 020 7499 3916
Fax 020 7491 1989


06016351

PECD/JAK

23 August 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Western Areas Secures Short Term Banking Facility – 04 July 2006**

2. **Unaudited quarterly results ended 30 June 2006 – 03 August 2006**

Yours faithfully
For and on behalf of
St James's Corporate Services Limited



P E C Dexter
Secretary



WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol : WARUY
CUSIP No: 957654304
("Western Areas" or "the Company")

WESTERN AREAS SECURES SHORT TERM BANKING FACILITY

Western Areas announced today that it had secured a short term banking facility agreement with The Standard Bank of South Africa ("the facility") for the period through to January 2007. The facility has been arranged such that the Company can:

a) Meet its obligations in respect of any cash calls in terms of the Joint Venture Agreement with Barrick Gold South Africa (Pty) Limited;
b) Fund its obligations in terms of the payment of the deferred premium pertaining to the Company's derivative structure;
c) Comply with its obligations under and in terms of the derivative structure;
d) Fund any general operational and administrative expenses incurred by the Company in the day to day conduct of its business.

The facility has been arranged following the Twin Shaft Incident ("the Incident") on 04 May 2006, which has resulted in the mine's underground ore flow having to be redirected through the South Shaft Complex, with a consequential reduction in throughput to an estimated 80 000 tpm (which excludes the planned 30 000 tpm from a surface low-grade waste dump).

Mine and contract personnel have continued to perform above expectations as regards the rehabilitation of the Main Shaft of the Twin Shaft Complex, with the re-commissioning of the Shaft being expected in early 2007 at a cost of some R80 million.

Investigations into the cause of the Incident are still underway, and a final report is expected in due course. Considerable work continues as regards the insurance process to determine the nature and extent of a potential claim under the policy, and every effort is being made to finalise the matter expeditiously.

Johannesburg
4 July 2006

E-mail: info@wal.co.za


WESTERN AREAS
LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 30 JUNE 2006

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
(*"Western Areas" or "the Company"*)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street Johannesburg 2001
PO Box 61719 Marshalltown 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

DIRECTORATE
G Marcus (Executive Chairperson
S A Levitt (Chief Financial Officer)
S Tainton (Executive)
D M Nurek (Non-Executive)
N D B Orleyn (Non-Executive)
Z B Swanepoel (Non-Executive)
J R Dixon (Independent Non-Executive)
I S Sehoole (Independent Non-Executive)
H J Smith (Independent Non-Executive)

COMMUNICATIONS
E-mail: *info@wal.co.za*

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Tel: +44 (870) 162 3100
Fax: +44 (20) 8639 2142

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +1 (212) 815 3326
Fax: +1 (212) 571 3050

LETTER TO SHAREHOLDERS

As reported at the Western Areas Annual General Meeting held on 10th May 2006, a serious incident occurred at South Deep on 4 May 2006 when, during routine rope maintenance at the Main Shaft of the Twin Shaft Complex, the winder ropes pulled free from the hoist drum resulting in a conveyance and the rope being drawn down the Shaft ("the Incident"). It was furthermore stated that, as a result of the subsequent closure of the Shaft, every effort would be made to maintain a gold production rate of at least 50% of that which existed prior to the Incident.

As a consequence of the Incident, underground ore had to be redirected through the South Shaft Complex. Accordingly, the mine rescheduled production taking cognisance of the limitations of the older South Shaft infrastructure, such that the plant feed for the period through to December 2006 is expected to average 85 000 tonnes per month of underground ore, and 30 000 tonnes per month of low-grade waste dump material.

Although underground production in June 2006 was interrupted by difficulties experienced with the pumping infrastructure at the base of the South Shaft Complex, related to the handling of mud press product on 87 Level, production has increased since, with daily hoisting targets now being exceeded regularly. The redirection of the underground ore flow has culminated in increased operating costs as a result of double-handling and additional surface transportation costs.

Gold production for the second quarter ("Q2") totalled 35 232 ounces, which was some 35% lower than the first quarter ("Q1") (53 973 ounces). Similarly, the tonnes milled were 20% lower totalling 195 352 tonnes (Q1: 245 718 tonnes). Despite an increase in the head grade of the underground ore from 7.53g/t (Q1) to 7.69g/t (Q2), the overall head grade dropped from 6.83 to 5.61g/t for the same period – this being attributable to an increase in the ratio of low grade waste dump material from 10.6% to 29.9%.

Given the decreased production, all unit costs increased accordingly. By way of example, cash costs for gold production increased from R83 777/kg (Q1) gold to R124 965/kg (Q2). Cognisant of the impact of the decreased production rates on unit costs, and the need to retain a staff complement in support of the planned production build-up once the Main Shaft has been re-commissioned, mine management critically reviewed its staff requirements. As a consequence, associated cost reductions will become evident in the third quarter.

The depreciation of the Rand from R6.189/$ (Q1) to R7.142/$ (Q2) had a positive impact on the Rand gold price received. However, with the reduced gold production, the Company was unable to fully benefit from this, as 92.5% of the gold sold was into the derivative structure. By comparison, 61.0% of the gold sold in Q1 was into the derivative structure. Accordingly gold revenue decreased by R78 million from quarter to quarter.

Given that the derivative structure is a US Dollar obligation, the impact of the weaker Rand relative to the US Dollar resulted in a negative fair value adjustment of R370 million for the derivative structure and R124 million for the associated deferred premium. This compares with a total positive adjustment of R74 million for Q1.

The operating loss from gold operations for Q2 increased to R166.8 million, which includes a write-off of R28 million attributable to the infrastructure that was damaged as a result of the Incident. As regards the latter, the mine is insured for property damage and a portion of business interruption losses, for which an insurance claim has been initiated.

Following the Incident, mine management has reviewed the opportunities available, given the inevitable down time, to facilitate improved operational efficiencies once the Main Shaft is re-commissioned. One such initiative that has been implemented is the on-site training of some 800 employees in an endeavour to enhance the current skill base of mine personnel.

Mine personnel and contractors have performed above expectations as regards the rehabilitation of the Main Shaft, with the re-commissioning of the Shaft being expected in early 2007 at an estimated total cost of R70 million. By June 2007 underground ore hoisted through the Main Shaft is expected to attain an estimated level of 200 000 tonnes per month. Work has recently commenced on the deepening of the Ventilation Shaft, which will ultimately increase the combined hoisting capacity of the Twin Shaft Complex.

As reported on 4 July 2006, the Company has secured short term banking facilities with The Standard Bank of South Africa and Investec Bank Limited totalling R450 million. These facilities should be sufficient to fund all operational and hedging obligations as they fall due through to early 2007. In addition, the Board has the authority to issue 10% of the issued share capital of the Company for cash in line with the resolution adopted by shareholders at the Annual General Meeting.

Prospecting Rights

As was announced on 10 May 2006, the Company has been granted certain prospecting rights adjacent, or in close proximity, to South Deep Gold Mine ("the Contiguous Rights"). In accordance with the Mineral and Petroleum Resources Development Act No 28 of 2002, and with reference the Contiguous Rights, the Company has concluded an agreement with Peotona Gold (Pty) Limited ("Peotona"), a Broad Based Black Economic Empowerment Company, which entitles Peotona to a 26% participation in such rights. The agreement is however subject to certain suspensive conditions, of which the majority have been complied with.

Shareholding

There has been considerable commentary in the press of late regarding the shareholding of the Company, particularly as regards Harmony Gold Mining Company Limited (29.2% shareholding) and Gold Fields Limited (18.9% shareholding).

The Board, in consultation with its advisors, continues to evaluate the various options available in these circumstances, with the objective of optimising shareholder value, and all its shareholders will be kept abreast of any new developments.

By order of the Board

CONSOLIDATED CASH FLOW STATEMENT

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	Quarters ended 30.06.06 Unaudited	Quarters ended 31.03.06 Unaudited	Year to date 30.06.06 Unaudited	Year ended 31.12.05 Audited
Cash flow utilised by operating activities				
Cash from operations	**37.0**	42.2	**79.2**	77.4
Net interest received/(paid)	**1.8**	1.2	**3.0**	(27.6)
Dividends received	**0.5**	-	**0.5**	-
Tax received	**2.5**	1.2	**3.7**	-
Net cost of realisation of options	**(75.6)**	(54.1)	**(129.7)**	(162.3)
	(33.8)	(9.5)	**(43.3)**	(112.5)
Cash flow utilised in investing activities				
Additions to property, plant and equipment	**(43.6)**	(30.0)	**(73.6)**	(113.4)
Proceeds on disposal of mining assets	**1.9**	-	**1.9**	11.4
Proceeds on disposal of unlisted investment	**-**	-	**-**	1.0
Acquisition of other investments	**-**	-	**-**	(2.0)
	(41.7)	(30.0)	**(71.7)**	(103.0)
Cash flow (utilised in)/from finance activities				
Loan from JCI	**-**	-	**-**	(94.8)
Rights Offer - proceeds	**-**	-	**-**	639.1
- costs	**-**	-	**-**	(6.9)
Option premiums paid	**(37.4)**	(34.8)	**(72.2)**	(127.2)
	(37.4)	(34.8)	**(72.2)**	410.2
Net (decrease)/increase in cash and cash equivalents	**(112.9)**	(74.3)	**(187.2)**	194.7
At beginning of period	**133.6**	207.9	**207.9**	13.2
At end of period	**20.7**	133.6	**20.7**	207.9

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.05	Year to date 31.12.06	Quarter ended 31.03.06	Quarter ended 30.06.06				Quarter ended 30.06.06	Quarter ended 31.03.06	Year to date 30.06.06	Year ended 31.12.05
IMPERIAL							METRIC			
					Lost Time Injury per 200 000 hours		**1.04**	0.88	**0.96**	0.56
947	**418**	254	**164**	tons	Reef mined ('000)	tonnes	**149**	231	**380**	859
962	**393**	242	**151**	tons	Reef ore milled ('000)	tonnes	**137**	220	**357**	879
212	**93**	29	**64**	tons	Waste dump milled ('000)	tonnes	**58**	26	**84**	179
1 174	**486**	271	**215**	tons	Total milled ('000)	tonnes	**195**	246	**441**	1 058
0.239	**0.221**	0.221	**0.224**	oz/ton	Yield (underground)	g/tonne	**7.69**	7.53	**7.59**	8.15
0.200	**0.183**	0.200	**0.164**	oz/ton	Yield (incl. surface)	g/tonne	**5.61**	6.83	**6.29**	6.90
234 584	**89 205**	53 973	**35 232**	oz	Gold produced	kg	**1 096**	1 679	**2 775**	7 296
231 094	**92 038**	55 460	**36 578**	oz	Gold sold	kg	**1 138**	1 725	**2 863**	7 188
367	**493**	422	**602**	US$/oz	Cash costs	R/kg	**124 965**	83 777	**100 044**	75 365
448	**613**	525	**750**	US$/oz	Total production costs	R/kg	**155 676**	104 161	**124 507**	91 822
338	**353**	403	**285**	US$/oz	Gold price achieved	R/kg	**59 183**	79 862	**71 644**	69 371
448	**576**	561	**605**	US$/oz	Average gold spot price	R/kg	**125 670**	111 196	**116 949**	91 944
					Average exchange rate achieved	R/$	**6.4603**	6.1637	**6.3150**	6.3837
					Period end exchange rate	R/$	**7.1420**	6.1890	**7.1420**	6.3275
18	**11**	5	**6**	US$m	Capital expenditure	Rm	**44**	30	**74**	113
7	**19**	9	**19**	US$m	Capital commitment at end of period	Rm	**136**	53	**136**	46

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	Period ended 30.06.06 Unaudited	31.03.06 Unaudited	Year ended 31.12.05 Audited
ASSETS				
Non-current assets				
Property, plant and equipment	6	**3 279.1**	3 290.1	3 299.6
Investment properties		**1.5**	1.5	1.5
Other investments		**18.3**	18.3	17.7
Other long-term assets		**1.0**	1.0	1.0
Deferred taxation	7	**1 367.5**	1 050.8	847.7
Derivative asset – long-term portion	4	**1 375.3**	1 138.7	881.8
		6 042.7	5 500.4	5 049.3
Current assets				
Inventories		**23.9**	30.8	31.1
Trade and other receivables		**26.1**	62.2	35.0
Derivative asset – short-term portion	4	**178.8**	149.4	114.6
Cash and cash equivalents		**20.7**	133.6	207.9
Non-current asset held for sale		**0.9**	0.9	0.9
		250.4	376.9	389.5
Total assets		**6 293.1**	5 877.3	5 438.8
EQUITY AND LIABILITIES				
Capital reserves				
Shareholders' equity per statement		**887.3**	1 254.8	1 509.3
Non-current liabilities				
Provision for post-retirement medical benefits		**2.7**	2.7	2.9
Provision for environmental rehablitation		**20.1**	19.7	19.2
Option premium payable – long-term portion		**818.3**	751.4	803.3
Derivative liability – long-term portion	4	**3 801.3**	3 195.6	2 537.0
		4 642.4	3 969.4	3 362.4
Current liabilities				
Option premium payable – short-term portion		**174.6**	136.3	136.1
Derivative liability – short-term portion	4	**482.7**	402.5	306.9
Trade and other payables		**106.1**	114.3	124.1
		763.4	653.1	567.1
Total equity and liabilities		**6 293.1**	5 877.3	5 438.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Realisation of matured options includes actual cash flow of R75,6 million for the June 2006 quarter. (March 2006 quarter: R54,1 million)
2. Non-cash costs includes the change in inventory for the period.
3. The net book value of the infrastructure damaged by the falling conveyance and rope on 4 May 2006, representing R28 million, has been written-off. The costs of replacing the damaged shaft components is capitalised where it is probable that future economic benefits embodied within the item will flow to the Company. All other costs are recognised in the income statement as an expense. Insurance proceeds are recognised in the income statement.
4. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement, whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.

   The US$ gold price increased from US$588 at 31 March 2006 to US$600 at 30 June 2006.
5. Exchange gains/losses relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.189 at 31 March 2006 to 7.142 at 30 June 2006.
6. Property, plant and equipment are stated at cost less accumulated depreciation.
7. The deferred taxation movement resulted from operating losses and the fair value revaluation of the derivative structure through the income statement and equity.

BASIS OF ACCOUNTING

CONSOLIDATED INCOME STATEMENT

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	Notes	Quarters ended 30.06.06 Unaudited	31.03.06 Unaudited	Year to date 30.06.06 Unaudited	Year ended 31.12.05 Audited
Gold revenue		**29.0**	107.4	**136.4**	420.6
Gold sales at spot		**139.6**	188.7	**328.3**	647.8
Gold first charge		**3.4**	3.2	**6.6**	13.1
Realisation of matured options	1	**(114.0)**	(84.5)	**(198.5)**	(240.3)
Total production costs		**(170.6)**	(174.9)	**(345.5)**	(668.2)
Production costs		**(137.0)**	(140.6)	**(277.7)**	(549.9)
Depreciation of property, plant and equipment		**(27.7)**	(34.8)	**(62.5)**	(125.1)
Other – non cash	2	**(5.9)**	0.5	**(5.3)**	6.8
Operating loss from gold operations		**(141.6)**	(67.5)	**(209.1)**	(247.6)
Property, plant and equipment write-off	3	**(28.0)**	–	**(28.0)**	–
Other income		**1.0**	32.4	**33.4**	8.4
Administration expenditure		**(5.1)**	(10.2)	**(15.3)**	(23.8)
Operating loss before financing		**(173.7)**	(45.3)	**(219.0)**	(263.0)
Finance income/(expense)		**1.8**	1.2	**3.0**	(29.0)
Operating loss after financing		**(171.9)**	(44.1)	**(216.0)**	(292.0)
Present value adjustment for option premium payable		**(8.6)**	(3.7)	**(12.3)**	(55.6)
Fair value adjustment	4	**(369.6)**	52.9	**(316.7)**	(128.9)
Exchange (losses)/gains	5	**(124.5)**	21.0	**(103.5)**	(107.7)
Impairments		**–**	–	**–**	(84.9)
Share of loss in associated company		**–**	–	**–**	(5.3)
(Loss)/Profit before taxation		**(674.6)**	26.1	**(648.5)**	(674.4)
Taxation		**313.8**	(13.9)	**299.9**	267.0
(Loss)/Profit for the period		**(360.8)**	12.2	**(348.6)**	(407.4)
(LOSS)/EARNINGS PER ORDINARY SHARE (CENTS)					
– Basic		**(234.3)**	7.9	**(226.4)**	(339.2)
– Headline		**(216.6)**	(13.4)	**(230.0)**	(273.9)
Number of ordinary shares issued (million)		**154.0**	154.0	**154.0**	154.0
Weighted average number of ordinary shares (million)		**154.0**	154.0	**154.0**	120.1
Determination of headline loss:					
(Loss)/Profit for the period		**(360.8)**	12.2	**(348.6)**	(407.4)
Loss/(Profit) on disposal/impairment of property, plant and equipment		**27.3**	(32.2)	**(4.9)**	(6.1)
Profit on disposal of unlisted investments		**–**	–	**–**	(1.0)
Profit on disposal of treasury shares		**–**	–	**–**	(4.3)
Fair Value adjustment of other investments		**–**	(0.6)	**(0.6)**	(0.3)
Impairments		**–**	–	**–**	84.9
Share of loss in associated company relating to impairments		**–**	–	**–**	5.3
Headline loss		**(333.5)**	(20.6)	**(354.1)**	(328.9)


Average gold price
(R/kg)
140 000
120 000
100 000
80 000
60 000
40 000
20 000


Gold produced and cash costs
Gold produced (kg)
2 500
2 000
1 500
1 000
500
Cash costs (R/kg)
140 000
120 000
100 000
80 000
60 000
40 000
20 000


Total tonnes milled and yield
Total tonnes milled ('000)
300
250
200
150
100
50
Yield (g/t)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	Period ended 30.06.05 Unaudited	31.03.06 Unaudited	Year to date 30.06.06 Unaudited	Year ended 31.12.05 Audited
Share capital	**154.0**	154.0	**154.0**	154.0
Balance at beginning of period	**154.0**	154.0	**154.0**	118.5
Ordinary shares issued	**–**	–	**–**	35.5
Share premium	**2 842.2**	2 842.2	**2 842.2**	2 842.2
Balance at beginning of period	**2 842.2**	2 842.2	**2 842.2**	2 245.5
Ordinary shares issued	**–**	–	**–**	603.6
Share issue costs	**–**	–	**–**	(6.9)
Cash flow hedge reserve	**(1 846.1)**	(1 839.4)	**(1 846.1)**	(1 572.7)
Balance at beginning of period	**(1 839.4)**	(1 572.7)	**(1 572.7)**	(1 367.9)
Adjustment tax rate 45%	**–**	–	**–**	(25.3)
Fair value adjustment on unrealised options	**(64.4)**	(308.6)	**(373.0)**	(309.0)
– fair value movement	**(117.0)**	(561.1)	**(678.1)**	(561.9)
– tax effect on movement	**52.6**	252.5	**305.1**	252.9
Realisation of matured options	**57.7**	41.9	**99.6**	129.5
– matured options realisation and payment	**114.0**	84.5	**198.5**	240.3
– matured options gold price reclassification	**(8.9)**	(8.4)	**(17.3)**	(4.8)
– tax effect on movement	**(47.4)**	(34.2)	**(81.6)**	(106.0)
Retained (loss)/earnings	**(262.8)**	98.0	**(262.8)**	85.8
Balance at beginning of period	**98.0**	85.8	**85.8**	493.2
Attributable (loss)/profit for the period	**(360.8)**	12.2	**(348.6)**	(407.4)
Total capital and reserves	**887.3**	1 254.8	**887.3**	1 509.3

OPEN HEDGE POSITION

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 30 June 2006		2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Derivative asset											
Put options bought											
Quantity	ozs	102 258	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 655 028
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rm's	0.0	0.1	0.7	1.5	3.0	4.1	4.2	5.3	3.1	22.0
Call options bought											
Quantity	ozs	42 474	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	687 474
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm's	90.0	180.5	193.8	192.2	201.4	191.1	194.1	195.3	93.7	1 532.1
Total derivative asset fair value											**1 554.1**
Derivative liability											
Call options sold											
Quantity	ozs	78 660	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 273 092
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm's	(177.7)	(371.4)	(404.9)	(406.6)	(421.0)	(399.1)	(420.9)	(421.6)	(202.0)	(3 225.2)
Call options sold											
Quantity	ozs	31 464	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	509 232
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm's	(61.1)	(123.2)	(131.6)	(131.7)	(137.6)	(131.6)	(137.0)	(138.4)	(66.6)	(1 058.8)
Total derivative liability fair value											**(4 284.0)**
Option premium payable											
Notional value	$m's	11.3	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	198.8
Fair value	Rm's	(78.2)	(162.1)	(147.7)	(134.5)	(122.5)	(111.5)	(101.4)	(92.2)	(42.8)	(992.9)
Parameters used in fair value calculations											
US$ Gold price (Annual Average)		610	636	671	707	745	784	828	869	913	
US$ Gold volatilities (Annual Average)		26	26	25	24	24	23	22	22	22	
US$ Interest Rates (Annual Average)		5.66	5.68	5.67	5.68	5.70	[illegible]	[illegible]	[illegible]		